Securities  and  Exchange  Commission






                              ELGRANDE.COM, INC.
                            1132 Hamilton Street
                                  Suite 302
                               Vancouver, B.C.
                               Canada V6B 2S2




December 19 , 2001

Securities  and  Exchange  Commission
Washington,  D.C.  20549

Re:     Application  for  Withdrawal
        Registration Statement on Form SB-2, filed November 8, 2001 File No. 333-73016

Dear  Sir/Madam:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, this is to apply for withdrawal of the captioned Registration Statement. The Commission, in its letter dated December 7, 2001, to the undersigned registrant requested that the Registration Statement be withdrawn as the Commission would be unable to process it further until the stock purchase agreement providing for the equity line covered by the Registration Statement is renegotiated.

     No  securities  were  sold  in  connection  with  the  offering.

     If you have further questions about this application, or you need additional information, please contact Michael Paige at (202) 457-6696.

                         Very  truly  yours,

                         /s/  Michael  F.  Holloran
                         Michael  F.  Holloran,  President